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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           FORM 10 - SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             RMJ, Inc.
                             ---------
          (Name of Small Business Issuers in its charter)


             Nevada                        87-0650509
             ------                        ----------
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


     90 West 600 North
     -----------------
         Lehi, Utah                             84043
         ----------                             -----
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number:  801-360-1515
                            ------------
Securities to be registered under section 12(b) of the Act:

None

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 50,000,000 shares authorized, 1,545,700 issued and outstanding as of September 30, 2001.

                    Forward Looking Statements

  This Form 10-SB contains some statements that are "forward-looking statements" which can be identified by the use of terminology such as "may," "will," "expect," "believe," "estimates," "projects," "plans," "intends," or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements. These statements only reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include

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without limitation:

  1. The existence and ability of competent management to operate and manage our company;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

Part I
------

Item 1.  Description of Business

Introduction; Purpose of Filing

  We are voluntarily filing this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with requirements of the National Association of Securities Dealers(NASD)requirements, for marker maker submission of quotations, of the registering corporations securities, on the Over the Counter Bulletin Board, often called the"OTCBB". None of our common stock has every been listed or registered at any time previous to this registration statement. Upon effective registration of our securities, if granted, we will file reports as required under the Exchange Act to maintain our status as a reporting company thereby qualifying for minimum listing standards as promulgated by NASD Regulation Inc. on the OTCBB You may read and copy all of our reports filed with the SEC, at the SEC's Public Reference Room at 450 Fifth Street N.W. Washington D.
C. 20549, or you may obtain our reports online at www.sec.gov.

Formation and Offices

  We were formed as a Nevada Corporation on September 23, 1999. Our articles of incorporation authorize us to issue up to 50,000,000 shares of common stock at a par value of $0.001 per share, of which 1,545,700 were issued and outstanding as September 30, 2001. Our primary office is located in Lehi, Utah, which we share with our majority shareholder and founder, Rob Dahl. We own real property in Lethbridge, Alberta, Canada, but do not maintain offices there.

Vacation Condominium Ownership and Rental

  In the traditional condominium timeshare business model, a fixed week at a specific resort is sold to the vacation buyer, resulting in the transfer of deeded title to the new vacation owner of a 1/52nd interest in the vacation condominium property. Over the past ten years, there has been in increase in the condominium timeshare industry in the use of vacation "clubs." The primary benefit to the club concept is the flexibility that is offered to the

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vacationer in not being tied to a particular property at a particular time.  A credit-based system of ownership is used in which actual vacation units are not sold, but rather vacation credits are sold. Under this model, the vacation credits entitle the club owner to use club properties on a space-available basis, the credits can often be applied to vacation amenities other than lodging, and, like traditional timeshare ownership, the credits can often be applied for stays at non-club properties through ownership exchange networks, such as Resort Condominium International (RCI).

  We formed RMJ, Inc. to take advantage of this vacation club market. While some vacation clubs retain 100% ownership of the properties in their club, other vacation club resorts sell the condominium properties to private owners, and then encourage or require the owners to place the properties in the vacation club's rental pool. This is done through the guarantee to the owner of a particular level of monthly rent. We are interested in purchasing luxury vacation condominiums from four or five star vacation resorts that offer vacation clubs and rental pools into which we can place our properties for rent.

  We chose Paradise Canyon Golf Resort as our initial project, based upon its Paradise Vacation Club, its rental pool participation to owners, its quality, and the fact that it is a new property in the last two years. Located in Lethbridge, Alberta, Canada, Paradise Canyon is a residential community and golf resort. Its 18 hole golf course is ranked in the top 100 public courses in North American and gained 4 star and "Places to Play" honors from the 1998 Golf Digest. It is also ranked as one of the top 6 courses in Alberta and top 20 in Canada. In addition, RCI has rated Paradise Canyon as a God Crown Resort, meaning that it is ranked maong the top 10% of all resort affiliated with RCI, which number in excess of 3,500 resorts worldwide.

  Paradise Canyon presently has 44 timeshare condominium units. Its development company, Paradise Properties, has plans to begin two other timeshare complexes located next to 18 hole golf course in the U.S. Long term goals of the development company include developing a total of twenty year round activity complexes throughout the world during the next ten years.
Other than owning property at Paradise Canyon, we are not affiliated with Paradise Canyon, and have no intention of only owning properties affiliated with Paradise Canyon.

  In December 1999, we purchased two condominium units from Paradise Canyon for a total of approximately $160,000. In exchange for the placement of our two properties in Paradise Canyon's rental pool, Paradise Canyon guarantees a minimum of $500 per month in rent from each of the two properties. Depending upon the success of acquiring capital in the future, we intend to purchase additional vacation condominiums at similar resort properties, with the intent of servicing mortgage and expense costs through the rental of the properties, and profiting from increased rentals and eventual resale of properties at expected appreciated prices.


Factors That May Affect Our Business
------------------------------------
  History of losses. We have reported a net loss for each of the last two years. We cannot offer assurances that we will report a profit for future years.

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  Development stage business.  Our lack of operating history and consecutive years of net losses affects our reputation and viability. We face all of the risks inherent in any new business. Our auditor has stated that these factors raise substantial doubt about our ability to continue as a going concern.

  Dependence on Key Personnel. We have no employees, but we receive ongoing consulting services from our President and founder, Rob Dahl, who works for RMJ, Inc. part-time, as well as our remaining officers and directors.
However, they are employed full-time in other endeavors, which may limit their ability to contribute to our operations and management. We do not maintain key man insurance on these individuals, thus, the loss of their services could have a material adverse effect on our operations.
  Dependence on resort management. We are dependent upon the management of Paradise Canyon, and of any other vacation resort in which we purchase property, to professionally operate the resorts in order that they remain viable for purposes of affording to make monthly payments to us through rental pool agreements, and in order that the resort flourishes and our property values increase. If there is a substantial change or termination of any minimum guaranteed rental pool agreement, we may be unable to make payments on the mortgages on our properties, and could lose the properties and cease doing business. In addition, we rely upon resort management to comply with all laws and government regulation, as set forth below, that apply to vacation condominiums.

  Government regulation. Most U.S. states and Canadian provinces have adopted specific laws and regulations regarding the sale of vacation interval ownership programs, requiring the registration of the resorts, and their vacation programs. Typically, the resorts are required to deliver a detailed offering statement describing all material aspects of the property, project and programs, together with certain additional information concerning the terms of the purchase. State laws typically grant the purchaser from three to fifteen calendar days following the later of the date the contract was signed or the date the purchaser received the last of the documents we are required to provide to rescind the contract. Most states also have other laws which regulate our activities, such as real estate licensure laws, laws relating to the use of public accommodations and facilities by disabled persons, sellers of travel, licensure laws, anti-fraud laws, advertising laws and labor laws.

  The Federal Trade Commission has taken an active regulatory role in the vacation interval ownership industry through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which vacation properties are or may be subject includes the Truth-In-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Standards Practices Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Civil Rights Act of 1964 and 1968, the Fair Housing Act and the Americans with Disabilities Act.

  Although we have made, and will continue to make efforts to ensure that our properties and our resort managers are in material compliance with all applicable federal, state, local and foreign laws and regulations, we cannot make assurances that we are in fact, in compliance. Any failure to comply with applicable laws or regulations could materially harm the business of our resort management, as well as our business.

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  Environmental conditions.  We may be subject to liability under various federal, state, local and foreign environmental laws. These laws generally hold the owner or operator of real property liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Further, other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation, or may require the removal of underground storage tanks. Although we are unaware of any environmental conditions that would affect our properties, noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at our properties.

  Economic slowdown. Economic growth in the United States and Canada has decreased during recent months. Any significant worsening in economic conditions or price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel, could depress discretionary consumer spending. Any such economic conditions, including a recession, could also limit the future availability of attractive financing rates. These circumstances and others could materially impact vacation resort business as well as our business.

  No market for common stock. There is currently no trading market for our shares of common stock, and there can be no assurance that a more substantial market will ever develop or be maintained. Any market price for our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may also adversely affect the market price of our common stock.

  Shares eligible for future sales. Sales of unrestricted securities may also have an adverse effect on any market that may develop in our common stock. Of the 1,545,700 outstanding shares of our common stock, 295,675 shares have satisfied the two year "holding period" requirements of Rule 144(k), meaning that they could presently be sold if a market were to develop for the shares. Once these shares enter the market, their sale may have a depressive effect on the market price of our stock.

Item 2.  Management's Discussion and Analysis of Financial
Condition and Results of Operation

Results of Operation

  Our results of operation for the year ended December 31, 2000, show total revenue of $12,823, and total revenue from our inception date of September 30, 1999 through the year ended December 31, 1999, of $759. We had other income for the same periods of $2,723 and $67, respectively. Our direct rental expenses for the same periods were $10,139 and $1,255 respectively. We had

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total operating expenses of $172,977 and a resulting net loss of $160,154 for the year ended December 31, 2000, and total operating expenses of $49,936 and a resulting net loss of $49,177 for the year ended December 31, 1999. Our investors paid in $169,555 pursuant to our private offering for the year ended December 31, 2000, and $126,120 for the year ended December 31, 1999.

Current Business and Need for Additional Funds

  Under our minimum rental pooling agreement with Paradise Canyon, we expect to continue to generate a minimum of $500 per unit per month in rental income. Our primary consultant is currently not billing us for his ongoing services, and because of the management of our properties by Paradise Canyon, we expect our operations to be self-sustaining for the next twelve months. However, if we desire to expand our property holdings, we will require approximately $200,000 to $400,000 for each property acquired, of which 80% will be used to purchase the property, and 20% will be used for expenses related to locating and closing on the property. It is possible that we could acquire one to two more properties through debt financing, leveraging the equity of our present properties. Any acquisitions beyond that would likely require equity financing, or a combination of equity/debt financing.

Item 3.  Description of Property

  We maintains offices at 90 West 600 North, Lehi, Utah at no cost to the Company. The office space and operating expenses for the office are currently being supplied by our President and founder, Rob Dahl until such time as we generate sufficient revenue to pay ongoing rent.

  We own two condominium units located at Paradise Canyon Golf Resort in Lethbridge, Alberta, Canada. We paid a total of $159,611 for both condominiums. We made total down payments of $63,845 towards the purchase of the condominiums and have two mortgages for the remaining balances. The financing for the properties consists of two, five-year loans with balloon payments due December 31, 2004. Interest on both loans is 7.20%, with a combined monthly payment of $1,006 in Canadian dollars, or approximately $630 U.S. per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

  The following table sets forth as of September 30, 2001, the name and the number of shares of our common stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of our 1,545,700 issued and outstanding

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shares, and the name and shareholdings of each director and of all officers and directors as a group.

Title of    Name and Address of     # of shares   % of shares
--------    -------------------     -----------   -----------
            Class Beneficial Owner
            ----------------------
Common      Rob Dahl (1)             1,075,000      69.55%
            90 West 600 North
            Lehi, Utah  84043

Common      William Exeter (1)          50,000       3.23%
            90 West 600 North
            Lehi, Utah  84043

Common      Jon Farris (1)              50,000       3.23%
            90 West 600 North
            Lehi, Utah  84043

Common      Mike Eldredge (1)           50,000       3.23%
            90 West 600 North
            Lehi, Utah  84043

(1) Officer and director.
------------------------------------------------------------------------------
Common      Total Officers
            and Directors
            as a Group             1,225,000      79.24%
------------------------------------------------------------------------------

  There are no contracts or other arrangements that could result in a change of control of RMJ, Inc.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

  The following table sets forth as of September 30, 2001, the name and position of each of our executive officers and directors and the term of office of each of our directors:

Name             Age          Position
----              --          --------

Robert E. Dahl    37          President, Secretary, Director
William H. Exeter 37          V.P. of Operations, Director
Jon Farris        31          V.P. of Finance, Director
Mike Eldredge     30          V.P. of Design, Director

  All officers have held their positions since September 1999, and hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

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  Set forth below is certain biographical information regarding each of our executive officers and directors:

  Robert E. Dahl, President and Director. Prior to forming RMJ, Inc., Mr. Dahl's was area manager for WordPerfect Corporation, representing the software company to large corporations, educational accounts, government accounts, and retail resellers; national sales manager for Chem-Dry Canada; and director of investor relations and business development for Covol Technologies.

  William H. Exeter, Vice President of Operations and Director. Mr. Exeter's background is primarily in the areas of hotel management and management consulting. After managing a $1.2 million revenue hotel for four years, Mr. Exeter participated in a faculty exchange program in the Ukraine, training Ukranian college students in American business philosophies and hotel management. After returning to the U.S., Mr. Exeter continued as an instructor in hotel management. Since 1995, Mr. Exeter has been a management consultant for the Covey Leadership Center, consulting with many Fortune 500 companies to deploy leadership development services.

  Jon C. Farris, Vice President of Finance and Director. Mr. Farris has concentrated his practice in managing and marketing real estate investment, mortgage and title companies. He is presently an area manager and marketing director for a national title company, where he manages the operations, marketing, customer service, bookkeeping, revenue and production reports, and closings for the company.

  Mikel Eldredge, Vice President of Design and Director. Mr. Eldredge has over nine years experience in architectural and commercial drafting, and is a certified architectural CAD specialist. For the past ten years, Mr. Eldredge has been the owner of GDE Designs, which offers residential and commercial drafting and related design services.

  During the past five years, none of our present or former directors or executive officers:

  (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

  (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

  (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

    (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

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    (ii) engaging in any type of business practice; or

    (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

  (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

  (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

  (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Significant Employees and Consultants

  Other than our officers and directors, we do not have any significant employees or consultants.

Item 6.  Executive Compensation.

  At the present time, we do not have any compensation or employment agreements or plans for such agreements with our officers and directors. We have issued 1,075,000 to our president and founder, Rob Dahl, and 50,000 shares each to our remaining officers and directors. During the year ended December 31, 2000, we paid $32,000 to Mr. Dahl for consulting services, and for the year ended December 31, 1999, we paid $47,282 to Mr. Dahl for consulting services. At such time as we are profitable, we will determine appropriate compensation for our officers, directors and employees.

  We do not have any agreements that would cause a change in the control of our management or of our shares or any portion thereof.

Item 7.  Certain Relationships and Related Transactions.

  We utilize office space provided at no cost by Mr. Dahl, an officer, director and shareholder. We do not expect to have any significant dealings with affiliates, and none of our officers and directors have any transactions which they contemplate entering into with us.


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Item 8.  Description of the Securities.

  The following statements relating to the capital stock set forth the material terms of the our securities. However, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, our Articles of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.

Common stock

  Our Articles of Incorporation authorize 50,000,000 shares of Common Stock, $.001 par value per share. As of September 30, 2001, we had issued and outstanding 1,545,700 shares, of which all are restricted. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. Our Bylaws provide that a majority in number of the issued and outstanding shares shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws. Our shareholders have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Our Articles of Incorporation do not authorize the company to issue shares of Preferred Stock at this time.

Shares eligible for future sale
-------------------------------
  We have previously issued shares of Common Stock.  These shares,  along with

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the shares being issued pursuant to this offering, constitute "restricted securities" as that term is defined in rule 144 adopted under the Securities Act. Subject to certain restrictions, such securities may generally be sold in limited amounts, assuming there is a market for the securities, one year after their acquisition, and in unlimited quantities after two years, unless they are held by our affiliates. Sales of these restricted securities under rule 144 or otherwise by current or future shareholders could have a depressive effect on any trading market for Common Stock that may exist now or develop in the future.

Market information
------------------
  At the present time, there is no public market for the our securities, and there is no assurance a market will develop after the filing of this Registration. The development of a trading market will be dependent on the approval of this Registration, approval for listing and trading on the OTCBB by the NASD, and broker-dealers initiating quotations in interdealer quotation media, in maintaining a trading position, and otherwise engaging in market making activities in our securities.

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Transfer agent
--------------
  Our transfer agent is Colonial Stock Transfer Company, Inc, 455 East 400 South, Salt Lake City, Utah 84111 Telephone: (801) 355-5740.

Options and derivative securities
---------------------------------
  We have no outstanding options or derivative securities, nor do we have any shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.

Risks of "Penny Stock."
-----------------------
  Our common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3A51-1 of the Securities and Exchange Commission. Penny stock are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;(iii) whose prices are not quoted on the NASDAQ automated quotation system(NASDAQ) listed stocks must still meet requirement (i) above; or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

  Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g 2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

  Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for our investors to resell their shares to third parties or to otherwise dispose of them.

Risks of State Blue Sky laws
----------------------------
  In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in

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which a shareholder wishing to re-sell may reside.  We have taken no action to register or qualify our common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities in the hands of our shareholders may be unlawful in certain States.

                              PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

  To date, our stock has not traded on a public market. We have not paid cash dividends to date. We currently anticipate that we will retain all available funds for use in the operation of the business and do not anticipate paying any cash dividends in the foreseeable future.

Item 2.  Legal Proceedings.

  No legal proceedings are threatened or pending against us or any of our officers or directors. Further none of our officers or directors or affiliates are parties against us or have any material interests in actions that are adverse to our interests.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

  There have been no changes in or disagreements with our principal independent accountant within the past two years

Item 4.  Recent Sales of Unregistered Securities.

  Date, title and amount of securities sold

      Date                     Title    # of shares
      ----                     -----    -----------
      10/99 through 5/00       Common     295,675
      2000

  These shares were issued pursuant to a private placement under Section 4(2) of the Securities Act of 1933, to 45 shareholders, with no underwriters involved.

Item 5.  Indemnification of Directors and Officers.

  The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

  The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

  (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

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  1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

  2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

  3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

  4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

  5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

  INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

     Financial Statements.

The following financial statements are included in this statement:

  Accountant's Report

  Balance Sheets - December 31, 2000
  Statements of Operations and Accumulated Deficit
  For the Year Ended December 31, 2000

  Statement of Changes in Stockholders' Equity (Deficit)
  For the Year Ended December 31, 2000
  Statement of Cash Flows
  For the Year Ended December 31, 2000

  Notes to Financial Statements

PART III

     Items 1 and 2.

Index to Exhibits and Description of Exhibits. The following exhibits are included as part of this statement:

     Exhibit No.     Description

     2.1             Articles of Incorporation filed September 23, 1999

     2.3             Bylaws

  Signatures

           In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                   RMJ, Inc.


                                   /s/
                                   ----------------------------------------
Date: December 17, 2001            BY: Robert E. Dahl, President, Director

                                   RMJ, INC.
                           (A Development Stage Company)

                               FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED DECEMBER 31, 2000
                                        AND
               FROM INCEPTION (SEPTEMBER 23, 1999) TO DECEMBER 31, 1999

                                       WITH
                           INDEPENDENT AUDITOR'S REPORT

                              RMJ, INC.
                    (A Development Stage Company)

                             CONTENTS

                                                          PAGE
Independent Auditor's Report                               F-1
Balance Sheets                                             F-2
Statements of Operations                                   F-3
Statement of Stockholders' Equity                          F-4
Statements of Cash Flows                                   F-5
Notes to Financial Statements                              F-6-8

David T. Thomson P.C.Certified Public Accountant


Independent Auditor's Report

Board of Directors
RMJ, Inc.

I have audited the accompanying balance sheets of RMJ, Inc. (a development stage company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000, from inception (September 23, 1999) to December 31, 1999 and from inception (September 23, 1999) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMJ, Inc. (a development stage company) as of December 31, 2000, and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000, from inception (September 23, 1999) to December 31, 1999 and from inception (September 23, 1999) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed on Note 1, the Company has been in the development stage since its inception on September 23, 1999. The Company has limited operating capital with current liabilities exceeding current assets by $8,582 and losses from inception to December 31, 2000 of $211,423. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

/s/ David T Thomson P.C.

Salt Lake City, Utah
October 16, 2001

P.O. Box 571605  Murray, Utah 84157  (801) 966-9481

                                RMJ, INC.
                       (A Development Stage Company)
                              BALANCE SHEET
                                 ASSETS
                             December 31, 2000             December 31, 1999
                             -----------------             -----------------
CURRENT ASSETS:
 Cash on hand                          $ 3,231                      $ 16,988
 Rent receivable                           992                           759
 Accrued interest                           30                          -
 Loans receivable,
 less allowance for
 uncollectibility of
 $50,000 and $-0-                        6,000                          -
                                     ---------                     ---------
      Total Current Assets              10,253                        17,747
                                     ---------                     ---------
PROPERTY, FURNITURE AND EQUIPMENT
  Condominiums                         159,611                       159,611
  Vehicle                                7,300                        29,517
  Furniture and equipment               23,934                         4,489
                                     ---------                     ---------
                                       190,845                       193,617
 Less accumulated depreciation          (8,447)                       (1,544)
                                       ---------                     ---------
 Property, furniture and
      equipment, net                   182,398                       192,073
                                     ---------                     ---------
TOTAL ASSETS                         $ 192,651                     $ 209,820
                                     ---------                     ---------
                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                     $ 8,835                       $ 6,010
  Due stockholder                          -                           4,669
  Accrued liabilities                   10,000                        32,000
  Current portion of mortgage
  payable                                1,341                         1,442
                                     ---------                     ---------
      Total Current Liabilities         20,176                        44,121
                                     ---------                     ---------
NONCURRENT LIABILITIES
  Long-term portion of mortgages
  payable                               92,983                        94,324
                                     ---------                     ---------
STOCKHOLDERS' EQUITY:
 Common stock; $.001 par value,
  50,000,000 shares authorized,
  1,545,700 and 1,376,120 shares
  issued and outstanding for 2000
  and 1999 respectively                  1,546                         1,376
Additional paid-in capital             289,369                       119,959
Earnings (deficit) accumulated
 during the development stage         (211,423)                      (49,960)
                                     ---------                     ---------
      Total Stockholders' Equity        79,492                        71,375
                                     ---------                     ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                               $ 192,651                     $ 209,820
                                     =========                     =========
The accompanying notes are an integral part of these financial statements.

                                 RMJ, INC.
                       (A Development Stage Company)

                          STATEMENTS OF OPERATIONS

                                               Inception
                            For the Year    (Sept. 30, 1999)  Cumulative
                           Ended December         to          During the
                                  31,        December 31,     Development
                                 2000            1999            Stage
                                 ----            ----            -----


REVENUE
  Rental income               $  12,823       $     759       $  13,582
                              ---------       ---------       ---------

OPERATING EXPENSES
 Direct rental expenses          10,139           1,255          11,394
 Depreciation expense            14,431           1,544          15,975
 Loss on asset disposal           5,727            -              5,727
 Bad debt expense                50,000            -             50,000
 General and administrative      92,680          47,137         139,817
                              ---------       ---------       ---------
   Total operating expenses     172,977          49,936         222,913
                              ---------       ---------       ---------

NET INCOME (LOSS) BEFORE
OTHER INCOME (EXPENSE)         (160,154)        (49,177)       (209,331)
OTHER INCOME (EXPENSE)
  Interest income                   167              67             234
  Other income                    2,556            -              2,556
  Charitable contributions       (4,032)           (850)         (4,882)
                              ---------       ---------       ---------

NET INCOME (LOSS)             $(161,463)      $ (49,960)      $(211,423)
                              =========       =========       =========

EARNINGS (LOSS) PER SHARE     $   (0.11)        $ (0.04)      $   (0.15)
                              =========       =========      ==========

WEIGHTED AVERAGE OF SHARES
OUTSTANDING                   1,490,980       1,320,418       1,449,142
                              =========       =========       =========




The accompanying notes are an integral part of these financial statements.

                                   RMJ, INC.
                        (A Development Stage Company)
                      STATEMENT OF STOCKHOLDERS' EQUITY

                                                                   Deficit
                                                                 Accumulated
                               Common Stock      Additional       During the
                                                   Paid-in       Development
                             Shares     Amount     Capital          Stage
                             ------     ------     -------          -----

BALANCE,
September 23,
1999 (inception)                 -       $  -       $     -        $    -

Shares issued for
services rendered
 at par value of
$.001 per share,
September 23, 1999          1,250,000      1,250          -             -

Shares issued for
cash pursuant to
stock offering, at
$.001 per share,
October to December
1999                          126,120        126       125,994          -

Direct costs of
stock offering                   -         -            (6,035)         -
Net income (loss)
from September 23,
1999-(inception)
to December 31,
1999                             -          -             -          (49,960)
                            ---------     ------     ---------     ---------
BALANCE, December 31,
1999                        1,376,120      1,376       119,959       (49,960)

Shares issued for
services rendered,
valued at $1.00 per
share, June 2000                   25       -               25          -

Shares issued for
cash pursuant to stock
offering, at $1.00 per
share, January to December
2000                          169,555        170       169,385          -
Net income (loss) for
the year ended December
31, 2000                         -          -             -         (161,463)
                            ---------     ------     ---------     ---------
BALANCE, December 31,
2000                        1,545,700     $1,546     $2,89,369     $(211,423)
                            =========     ======     =========     =========

The accompanying notes are an integral part of these financial statements.

                                   RMJ, INC.
                        (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS


                                                                           Inception
                                                           For the         (Sept. 30, 1999)      Cumulative
                                                          Year Ended            to               During the
                                                         December 31,        December 31,        Development
                                                             2000               1999               Stage
                                                             ----               ----               -----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash paid for expenses                                   $(96,754)        $(41,982)            $(138,736)
  Cash from rental income                                    11,831             -                   11,831
  Interest income                                               167               67                   234
                                                          ---------         --------             ---------
     Total cash used in operating activities                (84,756)         (41,915)             (126,671)
                                                          ---------         --------             ---------
CASH FLOW FROM (USED) IN INVESTING ACTIVITIES:
  Cash used to purchase condominiums                        (32,000)        (127,611)             (159,611)
  Cash used to purchase furniture and equipment             (14,445)         (34,006)              (48,451)
  Cash used in loans receivable                             (56,000)            -                  (56,000)
                                                          ---------         --------             ---------
     Total cash used in investing activities               (102,445)        (161,617)             (264,062)
                                                          ---------         --------             ---------
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:
 Cash from stock offering                                   179,555          126,120               305,675
 Direct cost of stock offering                                 -              (6,035)               (6,035)
 Cash advanced from (paid) to stockholder                    (4,669)           4,669                  -
 Cash from mortgage payable                                    -              95,766                95,766
 Cash paid on mortgage payable                               (1,442)            -                   (1,442)
                                                          ---------         --------             ---------
     Total cash provided by financing activities            173,444          220,520               393,964
                                                          ---------         --------             ---------

NET INCREASE (DECREASE) IN CASH                             (13,757)          16,988                 3,231

CASH - BEGINNING OF PERIOD                                   16,988             -                     -
                                                          ---------         --------             ---------
CASH - END OF PERIOD                                        $ 3,231         $ 16,988               $ 3,231
                                                          ---------         --------             ---------
RECONCILIATION OF NET INCOME (LOSS) TO
NET CASH PROVIDED (USED) BY OPERATING
ACTIVITIES

NET INCOME (LOSS)                                         $(161,463)        $(49,960)            $(211,423)
                                                          ---------         --------             ---------
Adjustments to reconcile net income
(loss) to net
 cash provided (used) by operating activities
  Depreciation                                               14,431            1,544                15,975
  Noncash charitable contribution                             3,962             -                    3,962
  Loss on asset disposal                                      5,727             -                    5,727
  Bad debt expense                                           50,000             -                   50,000
  Stock of the company issued to pay for
  services                                                       25            1,250                 1,275
  Changes in assets and liabilities:
    (Increase) in rent receivable                              (233)            (759)                 (992)
    (Increase) in accrued interest                              (30)            -                      (30)
    Increase in accounts payable                              2,825            6,010                 8,835
                                                          ---------         --------             ---------
       Total Adjustments                                     76,707            8,045                84,752
                                                          ---------         --------             ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES           $(84,756)        $(41,915)            $(126,671)
                                                          =========         ========             =========


The accompanying notes are an integral part of these financial statements.

                                 RMJ, INC.
                        (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - RMJ, Inc. (The Company) was organized under the laws of the State of Nevada on September 23, 1999 and has elected a fiscal year end of December 31st. The Company was formed to invest nationally and internationally in timeshare resort properties. The Company will purchase condominium units targeted, four and five star resorts, and will resell occupancy as timeshare units. The Company is initially focusing on renting its two condominium units in the Paradise Canyon Resort, in the City of Lethbridge, in the Providence of Alberta, Canada. The Company has not commenced planned principle operations to the extent that operations can sustain the proposed business activities of the Company, has sustained losses from its inception to the date of these financial statements and is considered a development stage company as defined in SFAS No. 7. The Company, has at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Net Earnings Per Share - The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

Income Taxes - Due to limited or no operations or net income for the periods ended December 31, 2000 and 1999, no provisions for income taxes has been made. There are deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. See note 8.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. During 2000, and 1999, the Company issued 25 and 1,250,000 shares of its common stock for services. The shares for services in 2000 were valued at $1.00 per share and the shares for services in 1999 were valued at par value for at total value of $25 and $1,250 respectively. During 2000, the Company donated a sound system it owned to Dixie College in St. George, Utah at a book value at the time of donation of $3,962. Also during 2000, the Company paid consulting fees by letting a service provider use Company equipment and furniture in lieu of cash payment for such services. The amount of revenue and expense recorded under the arrangement was $2,556.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ for those estimates.

Depreciation - The cost of the condominiums are being depreciated over their estimated useful life of 27.5 years. The cost of furniture, equipment and the vehicle are being depreciated over estimated useful lives of 5 to 7 years. Depreciation will be computed on the straight-line method for financial reporting purposes and for income tax purposes.

                              RMJ, INC.
                     (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - COMMON STOCK TRANSACTIONS

The Company on September 23, 1999 issued 1,250,000 of $.001 par value common stock for services as explained above in Note 1. The stock issued for services was valued at par value for a total consideration of $1,250. During the year 2000, the Company issued 25 shares of its common stock as consideration for services rendered at a value of $1.00 per share for a total valuation of $25.

The Company, during the year 2000, completed a limited offering for the sale of its common stock. The common stock was sold pursuant to rule 506 Regulation D promulgated under the Securities Act of 1933, as amended. The price of each share was $1.00 per share. The stock was offered by the Company directly on a best efforts, maximum 500,000 shares basis with no commissions received by any person. The Company sold 295,675 shares of common stock for $295,675. Direct costs of the offering were $6,035.

NOTE 3 - RELATED PARTY TRANSACTIONS

An officer is providing free office space to the Company, the free rent was determined to have only nominal value. The Company has no employees, however, during the periods ending December 31, 2000 and 1999, an officer and stockholder was paid $32,000 and $47,282 for consulting services.

NOTE 4 - MORTGAGES PAYABLE

During December 1999, the Company purchased two condominiums in Lethbridge, Canada. The Company paid a total of $159,611 for both condominiums. The Company made total down payments of $63,845 towards the purchase of the condominiums and entered into two mortgages for the remaining balances owed on the two condominiums in a total amount of $95,766. Condominium financing consists of two mortgages payable with a combined monthly payment of $1,006 in Canadian dollars. Interest is at 7.20% for both mortgages. The loans are for 5 years with balloon payments due December 31, 2004. The mortgages are secured by the condominiums. The Company is using a Canadian management company, which is managing the use of the Condominiums and the servicing of the mortgage debt and the payment of property taxes. Maturities of the combined mortgage payables during each of the years ending December 21, 2001 through 2004 are estimated to be $1,341, $1,549, $1,664 and $89,770. Besides the above mortgage liens, the condominiums also have an additional lien against them of $50,000.

NOTE 5 - LOANS RECEIVABLE

The Company lent to an unrelated corporation $50,000, interest free, and on an unsecured basis. Management at the end of December 31, 2000, has determined that the loan may not be collectable. It has set up an allowance against the loan for uncollectibility and the loan is shown as a bad debt in these financial statements.

The Company has lent to an individual $6,000. The Company is accruing interest on the loan at 6% per annum. The loan is unsecured and is due upon demand.

                                   RMJ, INC.
                          (A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - DUE TO STOCKHOLDER

At the end of December 31, 1999, an officer and stockholder had personally paid some expenses of the Company, which were subsequently reimbursed shortly after in the year 2000.

NOTE 7 - GOING CONCERN

The Company has experienced losses totaling $211,423 from inception of its development stage and has only $10,253 of assets and no working capital and has yet to generate any income from operations due to it not yet developing significant business activities, or substantial income from its renting of its two condominiums. In light of these circumstances, the ability of the Company to continue as a going concern is substantially in doubt. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management will maintain the Company's corporate status and has sold stock and may borrow money or solicit stockholder capital contributions to pay expenses to keep the Company going until it can determine whether its current business purpose can be successful or until it can decide the future business direction it wants to take to become active in a business enterprise.

NOTE 8 - INCOME TAXES

Income tax expense consists of the following components:
                                                        2000          1999
                                                        ----          ----
Current                                              $  -             -
Estimated deferred tax liability (benefits)          (38,493)      (16,872)
Less valuation allowance                              38,493        16,872
                                                      ------        ------
Net                                                  $  -           $ -

The Company is recognizing contributions and bad debt expenses for financial reporting purposes and as expense adjustments for tax reporting purposes. This caused a deferred tax benefit of $18,371, and $289 at December 31, 2000, and 1999 respectively. The deferred tax benefit for financial reporting was reduced by valuation allowances for the same amounts. At December 31, 2000 and 1999, the Company has estimated net federal operating losses (NOLs) of $59,182 and $48,744 that can be carried forward to offset operating income. The NOLs will expire 2015 and 2014 respectively. A valuation allowance of $20,122 and $16,583 has been established each period for those NOL tax benefits that are not expected to be realized. The change in the NOL benefit for 2000 was $21,621.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent to year-end December 31, 2000, the Company sold 10,000 shares of its common stock for a price of $1.00 per share for $10,000. It is anticipated that the funds will be used as operating capital.